Citigroup Global Markets Ltd

CIK ID: 0001012467

NFA ID: 291281

Please note that the submission of the SBSE - A/A Application Updates for 7 August 2026 have been made to the Principals;

Head of Business	Added Lee Smallwood

Many Thanks,

Zara Brown

Zara.brown@citi.com